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                             August 11, 2023

       Viki Hakmon
       Chief Executive Officer
       Jeffs' Brands Ltd
       7 Mezada Street
       Bnei Brak, Israel 5126112

                                                        Re: Jeffs' Brands Ltd
                                                            Post-Effective
Amendment No. 2 to Form F-1
                                                            Response Dated July
24, 2023
                                                            File No. 333-262835

       Dear Viki Hakmon:

              We have reviewed your post-effective amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Response Dated July 24, 2023

       General

   1. We note your response that you initially registered $8,912,500 in ordinary shares issuable upon the exercise of
Additional Warrants, and to date you have issued Additional
                                                        Warrants to purchase
$5,705,560.70 in ordinary shares. Instead of the maximum offering amount, please tell us
the volume of Additional Warrants and shares underlying such warrants that you
registered on the Form F-1 declared effective on August 25, 2022, as required by Item
501(b)(2) of Regulation S-K. If the amount of Additional Warrants and underlying ordinary
shares reflected on the post-effective amendment exceeds the amount of Additional Warrants
and ordinary shares registered on the F-1, it is impermissible to register them now. See
Securities Act Rule 413(a). Tell us why you believe you can
                                                        register the additional
securities, or remove them from the registration statement.
 Viki Hakmon
Jeffs' Brands Ltd
August 11, 2023
Page 2
2. Exhibits 5.1 and 5.2 hyperlink to legal opinions dated May 4, 2022 which indicate that you are registering a proposed maximum aggregate offering price by the Company of up to $53,543,750. However, the legal opinions dated July 28, 2022 indicate that the maximum offering amount was $62,456,250. Please update the links in the post-effective amendment to hyperlink to the correct legal opinions.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jennie Beysolow at 202-551-8108 or Erin Jaskot at 202-551-3442 with any questions.



FirstName LastNameViki Hakmon                               Sincerely,
Comapany NameJeffs' Brands Ltd
                                                            Division of
Corporation Finance
August 11, 2023 Page 2                                      Office of Trade &
Services
FirstName LastName